Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276334

PROSPECTUS SUPPLEMENT NO. 23
(to Prospectus dated June 25, 2024)

Up to 1,997,116 Shares of Common Stock

1,700,884 Shares of Common Stock Underlying the Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 25, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (File No. 333-276334) with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 27, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock is currently listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “AIRE.” On February 26, 2025, the closing price of our common stock was $1.69.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 60.01% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 27, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 27, 2025

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On February 27, 2025, reAlpha Tech Corp. (the “Company”) entered into Amendment No. 2 to At the Market Sales Agreement (“Amendment No. 2”) with A.G.P./Alliance Global Partners (“A.G.P.”), which amended the At the Market Sales Agreement, dated December 19, 2024, by and between the Company and A.G.P. (the “Original Agreement”), as amended by Amendment No. 1 to the Original Agreement, dated January 31, 2025, by and between the Company and A.G.P. (“Amendment No. 1” and the Original Agreement as amended by Amendment No. 1 and Amendment No. 2, the “Sales Agreement”) to, among other things, reduce the floor price from $3.90 to $0.01 per Placement Share (the “Floor Price Reduction”).

Additionally, on February 27, 2025, the Company filed a prospectus supplement to (i) reflect the Floor Price Reduction pursuant to Amendment No. 2 and (ii) reduce the aggregate offering price of shares (the “Placement Shares”) of the Company’s common stock that the Company is eligible to sell pursuant to the Sales Agreement from $14,275,000 to $11,700,000.

The issuance and sale of the Placement Shares by the Company under the Sales Agreement will be made pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-283284) filed with the Securities and Exchange Commission on November 15, 2024, and declared effective on November 26, 2024 (the “Registration Statement”), the base prospectus dated November 26, 2024 included in the Registration Statement, the prospectus supplement relating to the offering dated December 19, 2024, and supplements to the prospectus supplement dated December 27, 2024, January 31, 2025 and February 27, 2025.

Sales of Placement Shares, if any, will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay A.G.P. a cash commission equal to 3.0% of the aggregate gross proceeds from the sale of Placement Shares sold pursuant to the Sales Agreement. The Company will also reimburse A.G.P. for certain specified expenses in connection with this offering, including reasonable out-of-pocket costs and expenses, including legal fees and related expenses. The Company has no obligation to sell any of the Placement Shares under the Sales Agreement.

The offering of the Placement Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the 36-month anniversary of the date of the Original Agreement, (ii) the sale of all of the Placement Shares or (iii) termination of the Sales Agreement as provided therein. The Company and A.G.P. may each terminate the Sales Agreement at any time upon 5 days’ prior notice.

The foregoing description of Amendment No. 2 is not complete and is qualified in its entirety by reference to the full text of Amendment No. 2, a copy of which is attached hereto as Exhibit 1.1, and is incorporated herein by reference.

A copy of the legal opinion of Mitchell Silberberg & Knupp LLP relating to the Placement Shares is filed as Exhibit 5.1 hereto.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 27, 2025, the Company terminated the employment of Jorge Aldecoa as the Company’s Chief Product Officer, effective immediately. In connection with his termination, the Company expects to enter into a separation agreement with Mr. Aldecoa, which will include a general release of claims, customary confidentiality and non-disparagement provisions and provide for a severance cash payment in an amount to be determined by the Company. The Company does not plan to hire or appoint a new Chief Product Officer at this time.

Item 8.01. Other Events.

As previously disclosed, on November 24, 2023, the Company issued warrants (the “Follow-On Warrants”) to purchase up to 2,400,000 shares of common stock as part of a best-efforts public offering, pursuant to the terms of a placement agency agreement with Maxim Group LLC and a securities purchase agreement with certain purchasers. As previously disclosed, pursuant to the anti-dilution adjustment provisions of the Follow-On Warrants, as a result of Amendment No. 1, the per share exercise price of the Follow-On Warrants was reduced from $5.00 to $3.90, and the number of shares of common stock issuable upon exercise of the Follow-On Warrants was increased to approximately 3,076,924 shares (subject to adjustment in connection with the rounding of fractional shares in accordance with the terms of the Follow-On Warrants) such that the aggregate exercise price for the Follow-On Warrants after taking into account the reduction in the per share exercise price was equal to the aggregate exercise price for the Follow-On Warrants prior to such reduction.

Pursuant to the anti-dilution adjustment provisions of the Follow-On Warrants, as a result of Amendment No. 2, the per share exercise price of the Follow-On Warrants was reduced from $3.90 to $1.44, which is the minimum per share exercise price under the Follow-On Warrants, and the number of shares of common stock issuable upon exercise of the Follow-On Warrants was increased to approximately 8,333,336 shares (subject to adjustment in connection with the rounding of fractional shares in accordance with the terms of the Follow-On Warrants) such that the aggregate exercise price for the Follow-On Warrants after taking into account the reduction in the per share exercise price is equal to the aggregate exercise price for the Follow-On Warrants prior to such reduction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
1.1	Amendment No. 2 to At the Market Sales Agreement, dated February 27, 2025, by and between reAlpha Tech Corp. and A.G.P./Alliance Global Partners.

5.1	Opinion of Mitchell Silberberg & Knupp LLP.

23.1	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 27, 2025	reAlpha Tech Corp.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

Exhibit 1.1

AMENDMENT NO. 2 TO

AT THE MARKET SALES AGREEMENT

February 27, 2025

A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, New York 10022

Ladies and Gentlemen:

This Amendment No. 2 to At the Market Sales Agreement (this “Amendment”), is entered into as of February 27, 2025, by and between A.G.P./Alliance Global Partners (“A.G.P.”) and reAlpha Tech Corp., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined in this Amendment shall have the respective meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the Company and A.G.P. entered into that certain At the Market Sales Agreement, dated December 19, 2024, as amended on January 31, 2025 (as so amended, the “Agreement”), which provided for the issuance and sale from time to time shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), pursuant to a registration statement on Form S-3 (File No. 333-283284) (the “Registration Statement”), which includes the base prospectus dated November 26, 2024, included in the Registration Statement, as supplemented by the prospectus supplements dated December 19, 2024, December 27, 2024, and January 31, 2025 (collectively, the “Prospectus”).

WHEREAS, the Agreement provides for a Floor Price equal to $3.90 per share, under which shares of Common Stock may not be offered and sold pursuant to the Agreement and the Prospectus.

WHEREAS, pursuant to Section 17 of the Agreement, the Agreement may be modified or amended, or the provisions thereof waived, with the written consent of the Company and A.G.P.

WHEREAS, the parties now wish to amend the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and A.G.P. hereby agree as follows:

1. Amendment to Section 5.d. of the Agreement. The definition of “Floor Price” appearing in the last sentence of Section 5.d. of the Agreement is hereby deleted in its entirety and replaced with the following:

“Floor Price” means the minimum price of $0.01 per Placement Share (subject to adjustment for any stock split, stock combination, or other similar transaction).

2. Amendment to Schedule 3. The Agreement is hereby amended by replacing Schedule 3 thereto with a new Schedule 3 in the form of Schedule 3 attached hereto.

3. No Further Amendment. Except as amended by this Amendment, the Agreement remains unaltered and shall remain in full force and effect.

4. Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of the Agreement.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument. Signatures delivered by facsimile, electronic mail (including as a PDF file) or other transmission method shall be deemed to be original signatures, shall be valid and binding, and, upon delivery, shall constitute due execution of this Amendment.

(Signature Page Follows)

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein, please indicate your agreement by countersigning this Amendment in the space provided below.

Very truly yours,

REALPHA TECH CORP.

By:	/s/ Giri Devanur
Name:	Giri Devanur
Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to At the Market Sales Agreement]

Accepted as of the date first-above written:

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

[Signature Page to Amendment No. 2 to At the Market Sales Agreement]

SCHEDULE 3

Notice Parties

The Company

Giri Devanur	[***]

Michael J. Logozzo	[***]

Piyush Phadke	[***]

AGP

Thomas J. Higgins	[***]

with a copy to [***]

Exhibit 5.1

Mitchell Silberberg & Knupp llp

A Law Partnership Including Professional Corporations

February 27, 2025

reAlpha Tech Corp.
6515 Longshore Loop, Suite 100

Dublin, Ohio 43017

Re: reAlpha Tech Corp. – Registration Statement on Form S-3 (File No. 333-283284)

Ladies and Gentlemen:

We have acted as counsel to reAlpha Tech Corp., a Delaware corporation (the “Company”), in connection with its filing of (i) a Registration Statement on Form S-3 (File No. 333-283284) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), with the Securities and Exchange Commission (the “Commission”), (ii) the base prospectus, dated as of November 26, 2024 (the “Base Prospectus”), included in the Registration Statement and (iii) the prospectus supplements to the Base Prospectus, dated as of December 19, 2024, December 27, 2024, January 31, 2025 and February 27, 2025 (together with the Base Prospectus, as supplemented from time to time by one or more prospectus supplements, the “Prospectus”), each filed with the Commission by the Company pursuant to Rule 424 promulgated under the Act.

The Prospectus relates to the public offering of an aggregate of $11,700,000 of shares of common stock, par value $0.001 per share (the “Shares”). The Shares are being sold pursuant to that certain At the Market Sales Agreement, dated as of December 19, 2024, by and between A.G.P./Alliance Global Partners, as the sales agent, and the Company, as amended on January 31, 2025 and February 27, 2025 (as so amended, the “Sales Agreement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the Prospectus, other than as expressly stated herein with respect to the issuance of the Shares.

We have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. The opinions expressed herein are limited to the General Corporation Law of the State of Delaware. We express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction. We express no opinion herein concerning any state securities or blue sky laws.

In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such latter documents and the legal competence of all signatories to such documents.

437 Madison Ave., 25th Floor, New York, New York 10022-7001 Phone: (212) 509-3900 Fax: (212) 509-7239 Website: www.msk.com

February 27, 2025

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that the Shares have been duly authorized for issuance, and when issued against payment therefor pursuant to the terms of the Sales Agreement, will be validly issued, fully paid and non-assessable.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, as further limited above, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

This opinion is rendered to you in connection with the offering described above.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Current Report on Form 8-K of the Company being filed on the date hereof and to the reference to our firm in the Prospectus and the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Mitchell Silberberg & Knupp LLP